

DATED April 8, 2024

BITMAIN TECHNOLOGIES DELAWARE LIMITED

("BITMAIN")

and

CleanSpark, Inc.

("PURCHASER")

SUPPLEMENTAL AGREEMENT TO

FUTURE SALES AND PURCHASE AGREEMENT
relating to the purchase of Hash Super Computing Server, S21

Dated January 6, 2024

BM Ref: [＿＿＿＿＿＿＿＿]

BITMAIN

THIS SUPPLEMENTAL AGREEMENT (the "**Supplemental Agreement**") is made on April 8, 2024

BETWEEN:

(1)   **BITMAIN TECHNOLOGIES DELAWARE LIMITED**, a company incorporated and existing under the laws of the State of Delaware, the United States (File Number: 6096946) ("**BITMAIN**"); and

(2)   **CleanSpark, Inc.**, a company incorporated and existing under the laws of Nevada, the United States of America (Company ID No.: 87-0449945) ("**Purchaser**").

(together the "**Parties**" and each a "**Party**").

RECITALS

(A)   BITMAIN and the Purchaser have entered into a *Future Sales and Purchase Agreement (Antminer S21)* dated January 6, 2024 (the "**Original Agreement**") in respect of HASH Super Computing Servers (Model: S21) of a reference quantity of 60,000 to be delivered between April 2024 to June 2024 with an estimated total purchase price of US$276,000,000.00. Additionally, the Original Agreement grants the Purchaser a Call Option to purchase an additional approximate 100,000 units of S21, subject to the terms and conditions stipulated within the Original Agreement.

(B)   As the date hereof, none of the Products under the Original Agreement have been delivered and executed. Regarding the Call Option, the Purchaser has paid an amount of US$32,000,000 towards the Call Purchase Fee, as per paragraph 1.2 of Appendix C of the Original Agreement.

(C)   The Parties wish to enter into this Supplemental Agreement regarding certain amendments to the Appendix C of the Original Agreement. Unless the context otherwise requires, terms defined in the Original Agreement shall have the same meaning in this Supplemental Agreement.

IT IS AGREED AS FOLLOWS:

1.   <u>Amendments to paragraphs 1.1 and 1.2 of Appendix C of the Original Agreement</u>. The Parties hereby agree that paragraph 1.1 and 1.2 of Appendix C of the Original Agreement shall be deleted in its entirety and replaced as per below:

1.1 <u>Right to Purchase</u>. *Subject to the terms and conditions of this Agreement, at any time during the period from the date of this Agreement to December 31, 2024 (the "**Call Option Period**"), the Purchaser shall have the right (the "**Call Option**"), but not the obligation, to purchase, in whole or in part, additional Products (the "**Forward Deliverables**") at the Call Purchase Price (as defined below) in one or more transactions, which may be done in more than one batch in non-consecutive months.*

1.1.1   *Model and Purchase Unit Price of the Forward Deliverables. The model of the Forward Deliverables shall be S21 Pro, US$16 per T, each unit of S21 Pro is expected to have a rate hashrate of 234, a rated power consumption of 3,510W, and a J/T value of 15. For the avoidance of doubt, the rated hashrate per unit, rated power consumption per unit and J/T value set forth herein are for*

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BITMAIN

reference only and such indicators of each batch or unit of Products may differ. BITMAIN makes no representation on the rated hashrate per unit, the rated power per unit and/or J/T value of any Products.

1.1.2 *Upon exercising the Call Option in full, the maximum hashrate of the Forward Deliverables shall be 23,400,000 T and the maximum quantity of the Forward Deliverables shall be approximately 100,000 units.*

1.1.3 *The total purchase price of the Forward Deliverables is US$374,400,000 ("**Call Purchase Price**").*

1.2 *Call Purchase Fee. The Purchaser shall pay BITMAIN an amount of US$37,440,000 as the consideration of the Call Option ("**Call Purchase Fee**"), which is calculated as 10% of the Call Purchase Price. To date, the Purchaser has already paid an amount of US$32,000,000 towards the Call Purchase Fee. The remaining balance of US$5,440,000 shall be payable within seven (7) days after the execution of this Supplemental Agreement.*

1.2.1 *Exercise of Call Option in Full. In the event the Purchaser exercises the Call Option in whole, the whole amount of the Call Purchase Fee shall be applied in whole towards the settlement of the Down Payment of the Call Purchase Price.*

1.2.2 *Exercise of Call Option in Portion. In the event the Purchaser exercises a portion of the Call Option (less than 100%), a proportion of the Call Purchase Fee, corresponding to the ratio of the quantity of Products to be exercised to the maximum quantity of Forward Deliverables, shall be applied towards the settlement of the total purchase price of Forward Deliverables; and any remaining proportion of the Call Purchase Fee shall be forfeited to BITMAIN.*

1.2.3 *Upon exercise of the Call Option in accordance with either Section 1.2.1 or 1.2.2, the Purchaser shall be obligated to pay the corresponding proportionate amount of the Call Purchase Price associated with the exercise of the Call Option less the corresponding proportionate amount of the Call Purchase Fee already paid to BITMAIN, according to the schedule of payment as follows:*

Payment	*Payment Percentage*	*Payment Date*
Down Payment	*20%*	*20% of the total purchase price of Forward Deliverables shall be paid by the Purchaser within seven (7) days after the delivery of the Notice of Exercise and shall be satisfied by:* *(a) BITMAIN's application of the corresponding proportionate amount of Call Purchase Fee; and* *(b) Payment by the Purchaser for any balance of the Down Payment remains due.*
Interim Payment	*30%*	*30% of the total purchase price of Forward Deliverables shall be paid at least three (3) months prior to the first*

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		day of the Shipping Period of Call Purchase (as defined below) of such batch of Forward Deliverables.
Balance Payment	*50%*	*50% of the Call Purchase Price of each batch of Forward Deliverables shall be paid by the Purchaser at least one (1) month prior to the first day of the Shipping Period of Call Purchase of such batch of Forward Deliverables.*

,,

2.   For the avoidance of doubt, except as set out in this Supplemental Agreement, the provisions of the Original Agreement shall not otherwise be affected by this Supplemental Agreement and shall remain in full force and effect. In the event of discrepancies between this Supplemental Agreement and the Original Agreement, the provisions of this Supplemental Agreement shall prevail.

3.   <u>Further Assurance</u>. At all times after the date of this Supplemental Agreement, each of the Parties agrees to perform (or procure the performance of) all such acts and things and/or to execute and deliver (or procure the execution and delivery of) all such documents, as may be required by law or as may be necessary or reasonably requested by the other parties for giving full effect to this Supplemental Agreement.

4.   Except as modified by this Supplemental Agreement, Clauses 1 to 24 of the Original Agreement apply mutatis mutandis to this Supplemental Agreement.

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BITMAIN

IN WITNESS whereof this Supplemental Agreement has been duly executed by the undersigned on the date first above written.

EXECUTED BY:

BITMAIN TECHNOLOGIES DELAWARE LIMITED.

By:__________________________________

Name: Ran Cheng

Title: Director

EXECUTED BY:

CleanSpark, Inc.

By: DocuSigned by: Zach Bradford 659BD9C0926D4AB...

Name: Zach Bradford

Title: CEO